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                                November 30, 2023

       Perry Ing
       Chief Financial Officer
       McEwen Mining Inc.
       150 King Street, Suite 2800
       Toronto, Ontario, Canada M5H 1J9

                                                        Re: McEwen Mining Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 6,
2023
                                                            File No. 333-275324

       Dear Perry Ing:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Description of Securities
       Debt Securities, page 4

   1. You state that the debt securities will be issued under one or more separate indentures, and that you will file a
copy of the indentures or supplemental indentures with the SEC at or before the time of the
offering of the applicable series of debt securities. Please revise your disclosure to
clarify whether the indenture incorporated by reference as Exhibit 4.1 will cover all the debt
securities to be issued under this S-3. If it does not, please note that any additional forms of
indenture that are necessary to cover the debt to be issued must be filed prior to
effectiveness.
 Perry Ing
McEwen Mining Inc.
November 30, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any other questions.



                                                           Sincerely,
FirstName LastNamePerry Ing
                                                           Division of
Corporation Finance
Comapany NameMcEwen Mining Inc.
                                                           Office of Energy &
Transportation
November 30, 2023 Page 2
cc:       David Crandall, Esq.
FirstName LastName